SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Resignation of the Chairman of the Board of Directors of the Telecom Argentina Group

FOR IMMEDIATE RELEASE

FREE TRANSLATION

Buenos Aires, April 16, 2015

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Sections 2 and 3 and Title II, Chapter III, Section 15 of the Rules of the Comisión Nacional de Valores (CNV) (NT 2013)

I am writing you as Attorney in fact of Telecom Argentina S.A (‘Telecom Argentina’ or the ‘Company’), in order to inform that:

1.
As notified on last April 13th, Mr. Enrique Garrido, due to personal matters, rendered his resignation as Director and Chairman of Telecom Argentina effective as from the date the Board of Directors will accept his resignation.

2.	In a meeting held today, The Board of Directors accepted the resignation rendered by Mr. Enrique Garrido.

3.
Mr. Aldo R. Bruzoni, Mr. Garrido’s alternate Director, expressed that he would not to be able to assume the position of Director replacing Mr. Garrido due to the time commitment required by such position. A request was made to the Supervisory Committee to appoint a member of the Board of Directors, in compliance with the second paragraph of Section 258 of the Ley de Sociedades Comerciales, through the date when the next Shareholders´ Meeting to be called is held.

4.
The Supervisory Committee appointed Mr. Oscar Carlos Cristianci as member of the Board of Directors. Mr. Cristianci will hold office from April 16, 2015 through the date when the next Shareholders´ Meeting to be called is held. Mr. Oscar Carlos Cristianci was appointed by the Board of Directors as new Chairman of Telecom Argentina. Mr. Cristianci qualifies as a ´NON independent Director´ in accordance with the CNV rules (NT 2013).

5.
The Board of Directors of the Company also appointed Mr. Oscar Carlos Cristianci as a Member of the Audit Committee of Telecom Argentina effective today and until the date of the General Ordinary Shareholders´ Meeting called for next April 29th, 2015.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 16, 2015	By:	/s/ Oscar Carlos Cristianci
			Name:	Oscar Carlos Cristianci
			Title:	Chairman of the Board of Directors